

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 25, 2013

Via E-mail
Karen Zederej
Chief Executive Officer
AxoGen, Inc.
13859 Progress Boulevard, Suite 100
Alachua, Florida 32615

> **Re: AxoGen, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 15, 2013**
> **File No. 333-188597**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed March 12, 2013**
> **File No. 000-16159**

Dear Ms. Zederej:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 2

1.   Please reconcile your disclosure here that your agreement with Cook Biotech excludes the use of AxoGuard products in the oral cavity with your statements on page 41 about the need for nerve damage repair in oral surgery and on page 47 that you are expanding into oral surgery.

2.   Please include a discussion of PDL's put option in your added paragraph describing the PDL arrangement.

Management's Discussion and Analysis, page 32

Critical Accounting Policies, page 33

3.   We note your response to our prior comment 8. Please revise to further clarify your basis
        for using the interest rate of the put option as the best estimate of the effective interest
        rate of the PDL arrangement.

Cash Flow Information, page 38

4.   As your commitments to PDL will increase substantially in September 2014, please
        discuss your need for greater capital resources at that time and the potential sources of
        those resources. See Instruction 5 to Item 303(a) and Release No. 33-8350.

PDL Biopharma, Inc. Revenue Interests Purchase Agreement, page 65

5.   We note your response to our prior comment number 13; however, we are unable to agree
        with your conclusion that no offer occurred because the company was only obligated to
        make an offer when the company proposed to offer new securities. There does not
        appear to be any meaningful difference between a contractual obligation to make an offer
        and an offer for these purposes. In addition, it is unclear how the fact that the right is not
        tied to a specific offering is relevant to the analysis. Please provide additional analysis
        supporting your conclusion that you did not commence the offer of securities privately to
        PDL. Alternatively, if the offer did commence privately, please revise to reflect your
        intent to complete the sale privately.

Financial Statements

Consolidated Statements of Cash Flows, page F-6

6.   We note your response to our prior comment 14. Please revise to explain the non-cash
        activity and indicate that a portion of the proceeds were paid to Mid Cap Bank directly by
        PDL, similar to your response.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Julie Sherman at (202) 551-3640 or Brian Cascio at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Sally Brammell at (202) 551-3779 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail): Emilio Ragosa